THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
TO RULE 902(g) OF REGULATION S-T


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the securities Exchange Act of 1934


                       MEDIA GENERAL, INC.
                        (Name of Issuer)


         CLASS A COMMON STOCK, PAR VALUE $5.00 PER SHARE
                 (Title of Class of Securities)


                            584404107
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement
                                                             ___
                                                            / X /

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendments subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 818 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


_________________________________________________________________

CUSIP No. 584404107                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               THE GABELLI VALUE FUND INC.
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /_X_/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               MARYLAND
_________________________________________________________________
                                        : (5) SOLE VOTING POWER
                                        :     2,190,000
                                        :________________________
                                        : (6) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (7) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None
                                        :________________________
                                        :(8) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,190,000
_________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*
          N/A
_________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.46%
_________________________________________________________________
(12) TYPE OF REPORTING PERSON*
          IV
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.
     (a)  Media General, Inc.
     (b)  333 E. Grace Street, Richmond, Virginia, 23219
ITEM 2.
     (a)  The Gabelli Value Fund Inc.
     (b)  One Corporate Center, Rye, NY  10580
     (c)  Maryland
     (d)  Class A Common Stock, Par Value $5.00 per share
     (e)  Cusip # 584404107
ITEM 3.
     This statement is being filed pursuant to Rule 13d-1(b) by an investment company registered under section 8 of the Investment Company Act of 1940.
ITEM 4.
     (a)  Amount beneficially owned: 2,190,000 shares.
     (b)  Percent of Class:  8.46%
     (c) (i) 2,190,000 shares. In 1995, in light of certain regulatory considerations, the investment adviser to the Reporting Person transfered to the proxy voting committee of the Reporting Person the entire voting power with respect to all shares of the Issuer held and to be held by the Reporting Person until such committee otherwise determines. Accordingly, the investment adviser to the Reporting Person has no voting authority with respect to any shares held by the Reporting Person but continues to have sole dispositive power over such shares.

          (ii)   None.
          (iii)  None.
          (iv)   None.
ITEM 5.   Ownership of Five Percent or Less of a Class.
     Not applicable.
ITEM 6.   Ownership of More then Five Percent on Behalf of Another
          Person.
     As indicated in the response to Item 4(c)(i), the investment adviser has sole dispositive power over all shares of the Issuer held by the Reporting Person.
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.   Identification and Classification of Members of the
          Group.

     Not applicable.

ITEM 9.   Notice of Dissolution of Group.

     Not applicable.

ITEM 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 1996




                                   THE GABELLI VALUE FUND INC.



                                   By:_____________________________
                                      Bruce N. Alpert
                                      Vice President and
                                      Treasurer